Exhibit 99.1

For Immediate Release

Bell announces closing of Sustainability-Linked Loan

Supporting our commitment to environmental, social and governance leadership

MONTRÉAL, November 9, 2022 – Bell Canada (Bell) announced today that it has amended its existing $3.5 billion committed credit facilities to convert them to a sustainability-linked loan (SLL). The SLL underscores Bell’s continued commitment to environmental, social and governance (ESG) leadership and our purpose to advance how Canadians connect with each other and the world. The SLL follows the announcement of BCE’s Sustainable Financing Framework in April 2021 and Bell’s inaugural $500 million Sustainability Bond offering in May 2021 with proceeds allocated to eligible green and social investments.

The amendment introduces an annual pricing adjustment that reduces or increases the borrowing cost based on Bell’s performance of two key annual sustainability performance targets (SPTs) related to the following Bell science-based greenhouse gas (GHG) targets approved by the Science Based Targets initiative1 (SBTi):

•	Reducing absolute scope 1 and 2 GHG emissions 57% by 2030 from a 2020 base year; and

•	Reaching 64% of our suppliers by spend, covering purchased goods and services, having science-based targets by 2026.

Bell selected these two targets as they collectively cover the vast majority of Bell’s total carbon footprint. The annual SPTs support our commitment to meeting our science-based targets for GHG emissions reduction and supplier engagement by tying performance with our cost of financing.

“We are pleased to announce the closing of this Sustainability-Linked Loan. The SLL aligns with our ESG strategy and performance to make a positive difference through our Bell for Better investments supporting a more sustainable and prosperous future.”

•	Glen LeBlanc, Chief Financial Officer and Vice Chair, Atlantic Canada

Bell’s environmental leadership includes reducing environmental impacts with initiatives throughout our value chain. Our commitment to energy management and reducing our carbon footprint is in line with our strategic imperative to engage and invest in our people and create a sustainable future.

Bell’s ESG strategy complements our financial performance by working at the intersection of environmental, economic and social systems, with the objective to create long-term value for the company and for society.

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Our science-based targets may need to be adjusted in the future because the SBTi requires that targets be recalculated (following the most recent applicable SBTi criteria and recommendations) at a minimum every five years, or more often if significant changes occur (e.g. business acquisitions/divestitures).

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TD Securities (TD) acted as the Sustainability Structuring Agent for the SLL.

Environmental, social and governance performance

Bell’s ESG objectives create social and environmental benefits by helping to build a better world, better communities and a better workplace. Our approach focuses on enhancing our environmental leadership, creating a workplace focused on diversity, equality and inclusion, and employee well-being, leading in mental health through Bell Let’s Talk and demonstrating best-in-class governance.

In 2022, Bell maintained ISO 50001 certification of its energy management system for a third consecutive year, after becoming the first communications company in North America to achieve that designation for an Energy Management System and was named the inaugural Greenhouse Gas (GHG) Reductions Champion by Clean50, a national sustainability organization. We announced our goal to have carbon neutral operations starting in 2025 and have been recognized as one of Canada’s Greenest Employers for the sixth consecutive year.

Information about Bell’s environmental initiatives and the benefits we deliver to our customers, team and communities, including our Bell for Better investments in mental health, environmental and workplace leadership, is available in our Corporate Responsibility Report. Bell’s ESG objectives are also featured in the BCE 2021 Annual Report to shareholders, available at BCE.ca.

A copy of BCE’s Sustainable Financing Framework and further information on our sustainability strategy can be found at BCE.ca.

About Bell

Bell is Canada’s largest communications company, providing advanced broadband wireless, TV, Internet, media and business communication services throughout the country. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities with a commitment to the highest environmental, social and governance (ESG) standards. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries

Ellen Murphy

ellen.murphy@bell.ca

Investor inquiries

Richard Bengian

richard.bengian@bell.ca

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Caution Concerning Forward-Looking Statements

Certain statements made in this news release are forward-looking statements, including statements relating to our ESG objectives and commitments including, without limitation, our goal to achieve carbon neutral operations in 2025 and to achieve our science-based targets and annual SPTs for GHG emissions reduction and supplier engagement, our business objectives, plans and strategic priorities, and other statements that are not historical facts. All such forward-looking statements are made pursuant to the “safe harbor” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Our ESG objectives and commitments, and the benefits expected to result therefrom, are subject to risks and, accordingly, there can be no assurance that our ESG objectives and commitments will be completed or that the benefits expected to result therefrom will be realized. In addition, forward-looking statements for periods beyond 2022 involve longer-term assumptions and estimates than forward-looking statements for 2022 and are consequently subject to greater uncertainty. In particular, our GHG emissions reduction targets are based on a number of assumptions including, without limitation, the following principal assumptions: implementation of various corporate and business initiatives to reduce our electricity and fuel consumption, as well as reduce other direct and indirect GHG emissions enablers; no new corporate initiatives, business acquisitions or technologies that would materially increase our anticipated levels of GHG emissions; our ability to purchase sufficient credible carbon credits and renewable energy certificates to offset or further reduce our GHG emissions, if and when required; no negative impact on the calculation of our GHG emissions from refinements in or modifications to international standards or the methodology we use for the calculation of such GHG emissions; no required changes to our science-based targets pursuant to the Science Based Targets initiative methodology that would make the achievement of our updated science-based targets more onerous; and sufficient supplier engagement and collaboration in setting their own science-based targets and sufficient collaboration with partners in reducing their own GHG emissions. For additional information on assumptions and risks underlying certain of our forward-looking statements made in this news release, please consult BCE Inc.’s (BCE) 2021 Annual MD&A dated March 3, 2022, BCE’s 2022 First Quarter MD&A dated May 4, 2022, BCE’s 2022 Second Quarter MD&A dated August 3, 2022, BCE’s 2022 Third Quarter MD&A dated November 2, 2022, and BCE’s news release dated November 3, 2022 announcing its financial results for the third quarter of 2022, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

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